[redacted]

12013410

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
FEB 29 2012
Washington, DC
110

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-66999

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Key Investment Services LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4900 Tiedeman Road
(No. and Street)

Brooklyn	Ohio	44144
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Matt Gulla, Chief Financial Officer — 216-813-6033 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

Suite 1300, 925 Euclid Ave.	Cleveland	Ohio	44115-1476
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/15

OATH OR AFFIRMATION

I, Matt Gulla, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Key Investment Services LLC, as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Security accounts of principal officers and directors are classified as customer accounts (debits $0, credits $0)

CLAIRE PILDNER
Notary Public, State of Ohio
My Commission Expires March 28, 2015

[signature] 2/27/12
Signature

Chief Financial Officer
Title

[signature]
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Securities and Exchange Commission

Washington, D.C 20549

Annual Audit Report

Year Ended December 31, 2011

Key Investment Services LLC
(Name of Respondent)

4900 Tiedeman Road

Brooklyn, Ohio 44144

(Address of principal executive office)

Mr. Matt Gulla
Chief Financial Officer
Key Investment Services LLC

4900 Tiedeman Road
Brooklyn, Ohio 44144
Telephone No. (216) 813-6033

1202-1333984

Key Investment Services LLC

Financial Statements and Supplementary Information

December 31, 2011

Contents

Ernst & Young LLP
Suite 1300
925 Euclid Avenue
Cleveland, OH 44115-1476

Tel: +1 216 861 5000
Fax: +1 216 583 2013
www.ey.com

Report of Independent Registered Public Accounting Firm

The Member
Key Investment Services LLC

We have audited the accompanying statement of assets, liabilities, and member's interest of Key Investment Services LLC (the Company) as of December 31, 2011, and the related statements of operations, changes in member's interest, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Key Investment Services LLC at December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from, and relates directly to, the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Ernst + Young LLP

February 28, 2012

1202-1333984

Key Investment Services LLC

Statement of Assets, Liabilities and Member's Interest

December 31, 2011

Assets	
Cash	$ 2,872,021
Marketable securities, at fair value	23,378,436
Receivable from brokers and dealers	3,256,786
Prepaid expenses	530,544
Furniture and equipment, at cost, less accumulated depreciation of $289,778	195,203
Deferred tax assets	1,647,483
Other assets	331,121
Total assets	$ 32,211,594
Liabilities and Member's interest	
Liabilities:	
Securities sold, but not yet purchased	$ 63
Accrued compensation	7,227,223
Income taxes payable to Parent	3,900,744
Accrued contingency costs	1,117,000
Accrued clearing costs	388,906
Intercompany payable to Parent	153,140
Reserve for annuity & insurance sales	661,388
Other liabilities	706,988
Total liabilities	14,155,452
Member's interest	18,056,142
Total liabilities and Member's interest	$ 32,211,594

See accompanying notes to financial statements.

Key Investment Services LLC

Statement of Operations

Year Ended December 31, 2011

Revenues	
Commissions	$ 66,521,700
Principal transactions	7,189,199
Other revenues	2,831,756
Total revenues	76,542,655
Expenses	
Employee compensation and benefits	44,324,474
Communications	1,379,202
Occupancy and equipment	11,825,701
Promotion and development	1,644,644
Floor brokerage and clearance	3,112,606
Taxes, other than income taxes	161,830
Other operating expenses	5,289,963
Total expenses	67,738,420
Income before income taxes	8,804,235
Provision for income taxes	3,332,344
Net increase in Member's interest resulting from operations	$ 5,471,891

See accompanying notes to financial statements.

Key Investment Services LLC

Statement of Changes in Member's Interest

Year Ended December 31, 2011

Balance at January 1, 2011	$ 18,584,251
Net increase in Member's interest resulting from operations	5,471,891
Net decrease in Member's interest resulting from capital distribution	(6,000,000)
Balance at December 31, 2011	$ 18,056,142

See accompanying notes to financial statements.

Key Investment Services LLC

Statement of Cash Flows

Year Ended December 31, 2011

Operating activities	
Net increase in Member's interest resulting from operations	$ 5,471,891
Adjustments to reconcile net increase in Member's interest to net cash provided by operating activities:	
Depreciation	114,555
Deferred income taxes	(7,172)
Changes in operating assets and liabilities:	
Decrease (increase) in receivable from brokers and dealers	4,613,809
Decrease (increase) in other assets	9,499
Decrease (increase) in trading investments	(144,263)
Decrease (increase) in prepaid expenses	58,220
Increase (decrease) in accrued compensation	(340,695)
Increase (decrease) in securities sold, but not yet purchased	(203,258)
Increase (decrease) in federal and state taxes payable	(8,479,423)
Increase (decrease) in accrued contingency costs	1,117,000
Increase (decrease) in accrued clearing costs	53,930
Increase (decrease) in payable to Parent	139,323
Increase (decrease) in reserve for annuity & insurance sales	(78,826)
Increase (decrease) in other liabilities	(350,840)
Net cash provided by operating activities	1,973,750
Investing activities	
Purchases of furniture and equipment	(158,697)
Financing activities	
Distribution of capital to Member	(6,000,000)
Decrease in cash	(4,184,947)
Cash at beginning of year	7,056,968
Cash at end of year	$ 2,872,021
Additional disclosure relative to cash flow	
Taxes paid to Parent	$ 11,818,939

See accompanying notes to financial statements.

Key Investment Services LLC

Notes to Financial Statements

December 31, 2011

1. Organization

Key Investment Services LLC (the Company), is an Ohio limited liability company whose sole member is KeyBank National Association (the Bank), which in turn is a wholly owned subsidiary of KeyCorp (the Parent). The Company is a registered full service introducing broker-dealer under the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company was formed on June 8, 2005 with a capital contribution of $1,000,000 on June 22, 2005. FINRA (formerly NASD) granted approval on November 17, 2005. The Company sells primarily investment company shares and fixed and variable rate annuity contracts through licensed/registered representatives located in some of the Bank's branches in Ohio, Michigan, Indiana, New York, Maine, Vermont, Washington, Oregon, Alaska, Idaho, Colorado and Utah. In addition to sales of investment company shares and annuity contracts, the Company sells corporate debt and equity securities, unit investment trusts, US government securities, managed products, and life insurance contracts.

The Company clears its securities transactions on a fully disclosed basis through Pershing, LLC.

2. Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ from those estimates.

Cash

Cash is on deposit at KeyBank. Cash balances may be in excess of FDIC insurance limits.

Marketable Securities

Marketable securities, including primarily money market securities and mutual funds, are recorded on a settlement date basis which approximates trade date basis. Marketable securities are valued at quoted market prices which represents fair value.

2. Significant Accounting Policies (continued)

Receivable from Brokers and Dealers

The Company reports receivables at net realizable value. The carrying amount of receivables is reduced by a valuation allowance that reflects management's best estimate of amounts that are not believed to be collectible. In the opinion of management, at December 31, 2011, all receivables were considered collectible and no allowance was necessary.

Furniture and Equipment

Furniture and equipment are stated at cost less accumulated depreciation and amortization. We determine depreciation of furniture and equipment using the straight-line method over the estimated useful lives of the particular assets. Accumulated depreciation and amortization on furniture and equipment totaled $289,778 at December 31, 2011.

Income Taxes

The Company is a single member LLC treated for tax purposes as a division of the Bank and therefore is included in the consolidated federal income tax return filed by the Parent. For financial reporting purposes, the Parent follows the policy of allocating the consolidated income tax provision among the Parent and its subsidiaries on a separate return basis, which includes any tax credits or carryovers and carrybacks, subject to recognition of such items on a consolidated basis. The Company files separate state tax returns.

Accrued Compensation

Accrued compensation includes employee salaries, commissions, bonuses, payroll taxes, and benefits. Salaries, payroll taxes, and benefits are accrued based on days worked. Commissions are accrued on the settlement date basis and vary based on individual commission rates and production volume. Bonuses include both discretionary and non-discretionary amounts. Discretionary amounts are accrued as pre-determined benchmarks are met. Non-discretionary amounts are accrued during the year based on estimated payouts.

Reserve for Annuity and Insurance Sales

The Company estimates a reserve against revenue related to certain products that have the potential to be returned at a future date. At December 31, 2011, the reserve for annuity and insurance sales was $661,388.

2. Significant Accounting Policies (continued)

Revenue Recognition

Commission income and related expenses are recorded in the accompanying financial statements on a settlement date basis. No material differences resulted from recognizing revenue and expenses on a settlement date basis, rather than on a trade date basis.

Fair Value Measurements

The Company follows the applicable accounting guidance for fair value measurements and disclosures for all applicable financial and nonfinancial assets and liabilities. This guidance defines fair value, establishes a framework for measuring fair value, expands disclosures about fair value measurements, and applies only when other guidance requires or permits assets or liabilities to be measured at fair value.

Accounting guidance defines fair value as the price to sell an asset or transfer a liability in an orderly transaction between market participants in the Company's principal market. In other words, fair value represents an exit price at the measurement date. Market participants are buyers and sellers, who are independent, knowledgeable, and willing and able to transact in the principal (or most advantageous) market for the asset or liability being measured. Current market conditions, including imbalances between supply and demand, are considered in determining fair value.

The Company values its assets and liabilities based on the principal market where each would be sold (in the case of assets) or transferred (in the case of liabilities). The principal market is the forum with the greatest volume and level of activity. In the absence of a principal market, the valuation is based on the most advantageous market (i.e., the market where the asset could be sold at a price that maximizes the amount to be received or the liability transferred at a price that minimizes the amount to be paid). In the absence of observable market transactions, management considers liquidity valuation adjustments to reflect the uncertainty in pricing the instruments.

In measuring the fair value of an asset, the Company assumes the highest and best use of the asset by a market participant – not just the intended use – to maximize the value of the asset. The Company also considers whether any credit valuation adjustments are necessary based on the counterparty's credit quality.

2. Significant Accounting Policies (continued)

When measuring the fair value of a liability, the Company assumes that the transfer will not affect the associated nonperformance risk. Nonperformance risk is the risk that an obligation will not be satisfied and encompasses not only the Company's own credit risk (i.e., the risk that the Company will fail to meet its obligation), but also other risks such as settlement risk (i.e., the risk that upon termination or sale, the contract will not settle). The Company considers the effect of its own credit risk on the fair value for any period in which fair value is measured.

There are three acceptable techniques for measuring fair value: the market approach, the income approach and the cost approach. The appropriate technique for valuing a particular asset or liability depends on the exit market, the nature of the asset or liability being valued, and how a market participant would value the same asset or liability. Ultimately, selecting the appropriate valuation method requires significant judgment, and applying the valuation technique requires sufficient knowledge and expertise.

Valuation inputs refer to the assumptions market participants would use in pricing a given asset or liability. Inputs can be observable or unobservable. Observable inputs are assumptions based on market data obtained from an independent source. Unobservable inputs are assumptions based on the Company's own information or assessment of assumptions used by other market participants in pricing the asset or liability. Unobservable inputs are based on the best and most current information available on the measurement date.

All inputs, whether observable or unobservable, are ranked in accordance with a prescribed fair value hierarchy that gives the highest ranking to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest ranking to unobservable inputs (Level 3). Fair values for assets or liabilities classified as Level 2 are based on one or a combination of the following factors: (a) quoted market prices for similar assets or liabilities; (b) observable inputs, such as interest rates or yield curves; or (c) inputs derived principally from or corroborated by observable market data. The level in the fair value hierarchy ascribed to a fair value measurement in its entirety is based on the lowest level input that is significant to the measurement. The Company considers an input to be significant if it drives 10% or more of the total fair value of a particular asset or liability. Assets and liabilities may transfer between levels based on the observable and unobservable inputs used at the valuation date, as the inputs may be influenced by certain market conditions.

Typically, assets and liabilities are considered to be fair valued on a recurring basis if fair value is measured regularly. At a minimum, the Company conducts its valuations quarterly.

Additional information regarding fair value measurements and disclosures is provided in Note 8, "Fair Value Measurements".

2. Significant Accounting Policies (continued)

Subsequent Events

In preparing these financial statements, subsequent events were evaluated through the time the financial statements were issued. Financial statements are considered issued when they are widely distributed to financial statement users or filed with the SEC. In compliance with applicable accounting standards, all material subsequent events have been either recognized in the financial statements or disclosed in the notes to the financial statements.

Accounting Guidance Adopted in 2011

Improving disclosures about fair value measurements. In January 2010, the FASB issued accounting guidance which requires new disclosures regarding certain aspects of an entity's fair value disclosures and clarifies existing fair value disclosure requirements. The new disclosures and clarifications were effective for interim and annual reporting periods beginning after December 15, 2009 (effective January 1, 2010, for the Company), except for disclosures regarding purchases, sales, issuances and settlements in the roll forward of activity in Level 3 fair value measurements, which are effective for interim and annual periods beginning after December 15, 2010 (effective January 1, 2011, for the Company). The required disclosures are provided in Note 8.

Accounting Guidance Pending Adoption at December 31, 2011

Fair value measurement. In May 2011, the FASB issued accounting guidance that changes the wording used to describe many of the current accounting requirements for measuring fair value and disclosing information about fair value measurements. This accounting guidance clarifies the FASB's intent about the application of existing fair value measurement requirements. It is effective for the interim and annual periods beginning on or after December 15, 2011 (effective January 1, 2012, for the Company), with early adoption prohibited. We do not expect the adoption of this accounting guidance to have a material effect on our financial condition or results of operations.

3. Related-Party Transactions

In the ordinary course of business, the Company enters into transactions with the Bank and its affiliates.

The Bank and affiliated companies provide certain support services to the Company. Services include legal, human resources, payroll, tax, risk management, insurance, communications, facilities, distribution, printing, and computer processing. Charges from affiliates for 2011 were:

Occupancy and equipment	$ 6,294,102
Corporate management fee	1,672,000
Corporate computer processing and technology services	6,762,144
	$ 14,728,246

Of the expenses recorded above, $153,140 is payable to the Parent at December 31, 2011. The Company also made a distribution of member's interest to the Bank of $6,000,000 for the year ended December 31, 2011.

4. Income Taxes

The Company is a single member LLC treated for tax purposes as a division of the Bank and therefore is included in the consolidated federal income tax return filed by the Parent. For financial reporting purposes, the Parent follows the policy of allocating the consolidated income tax provision among the Parent and its subsidiaries on a separate return basis, which includes any tax credits or carryovers and carrybacks, subject to recognition of such items on a consolidated basis. The Company files separate state tax returns.

Income taxes included in the income statement are summarized below.

Current:	
Federal	$ 3,040,587
State	298,929
Total current	3,339,516
Deferred:	
Federal	(11,048)
State	3,876
Total deferred	(7,172)
Total income tax expense	$ 3,332,344

4. Income Taxes (continued)

The difference between income taxes and the amount computed by applying the statutory Federal tax rate of 35% to income before taxes is as follows:

Expected income tax at U.S. statutory tax rate	$ 3,081,483
State taxes, net of federal tax benefit	196,823
Disallowed meals and entertainment	52,547
Other	1,491
Income tax expense	$ 3,332,344

The deferred income tax expense (benefit) for the year ended December 31, 2011, consists of the following:

State taxes	$ (51,192)
Deferred income and fees	87,200
Other	(155,863)
Employee compensation accruals	108,475
Depreciation	4,207
Total deferred tax benefit	$ (7,172)

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets as of December 31, 2011 are as follows:

Deferred tax assets:	
Employee compensation accruals	$ 1,030,229
Depreciation	6,597
State taxes	300,189
Other	397,668
Total deferred tax assets	$ 1,734,683
Deferred tax liabilities:	
Deferred income and fees	(87,200)
Total net deferred tax assets	$ 1,647,483

Deferred tax assets are recoverable from the Parent when they are able to be used.

4. Income Taxes (continued)

An assessment is conducted of all available evidence to determine the amount of deferred tax assets that are more-likely-than-not to be realized, and therefore recorded. This evidence includes taxable income in prior periods, projected future taxable income and projected future reversals of deferred tax items. Based on these criteria, the Company currently believes it is more-likely-than-not that the net deferred tax asset will be realized in future periods.

Effective December 1, 2007, the Company adopted the accounting guidance for Accounting for Uncertainty in Income Taxes, which is an interpretation of the existing guidance on accounting for income taxes. This guidance on accounting for uncertainty in income taxes prescribes a comprehensive model for how companies should recognize, measure, present and disclose in their financial statements uncertain tax positions taken or expected to be taken on a tax return. Under this accounting guidance, tax positions are recognized in the financial statements when it is more likely than not, the position will be sustained upon examination by the tax authorities. Such tax positions are initially and subsequently measured as the largest amount of tax benefit that is greater than 50% likely (more-likely-than-not) of being realized upon ultimate settlement with the tax authority assuming full knowledge of the position and all relevant facts. The guidance also revises disclosure requirements to include an annual tabular roll forward of unrecognized tax benefits. The Company's management believes that there is no tax liability resulting from unrecognized tax benefits related to uncertain tax positions taken at December 31, 2011.

During the year ended December 31, 2011, the Company paid the Parent $11,818,939 for Federal and State income taxes. At December 31, 2011, KIS had a $3,900,744 intercompany payable to the Parent for federal and state income taxes.

5. Commitments and Contingencies

Since the Company is an introducing broker-dealer, securities transactions are processed by a clearing broker-dealer on a fully disclosed basis. Therefore, the Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934. The services provided by the clearing broker-dealer include the execution of certain securities transactions, the preparation of customer trade confirmations, the maintenance of customer accounts, and the custody and delivery of securities. In conjunction with this arrangement, the Company is contingently liable for the payment of securities purchased and the delivery of securities sold by customers. No losses from such contingencies have been incurred or are anticipated by management.

5. Commitments and Contingencies (continued)

During the year ended December 31, 2011, the Company's advisory services business was examined by the SEC. As a result of the examination, the SEC has questioned the validity of the fees charged by the Company related to this specific business. The Company has recorded a reserve of $1.1 million in anticipation of settling this matter, but it is too early to determine if final resolution of this matter would reasonably be expected to have a material adverse effect on our financial condition.

6. Net Capital Requirements

The Company is subject to the uniform net capital rule under the Securities Exchange Act of 1934. This rule prohibits the Company from engaging in any securities transactions whenever its "aggregate indebtedness" (as defined) exceeds 15 times its "net capital" (as defined). Under such rule, the Company may be required to reduce its business if its "net capital ratio" (as defined) exceeds 12 to 1, and it may be prohibited from expanding its business if its net capital ratio exceeds 10 to 1.

As a full service introducing broker-dealer, the Company is required to maintain minimum net capital of the greater of $250,000 or 6 2/3% of aggregate indebtedness. At December 31, 2011, the minimum amount required was $943,693. At December 31, 2011, the Company's net capital and aggregate indebtedness to net capital ratio was $14,488,412 and 0.98 to 1, respectively.

7. Employee Benefit Plans

Employees of the Company are covered under a 401(K) plan sponsored by the Parent which permits eligible employees to contribute 1% to 25% of eligible compensation with up to 6% being eligible for matching contributions in the form of KeyCorp common shares. The plan also permits the Company to distribute a profit-sharing component, which was 3% for 2011 for eligible employees as of December 31, 2011. For the year ended December 31, 2011, the Company's contribution expense was $ 2,370,859.

7. Employee Benefit Plans (continued)

Effective December 31, 2010, the Parent amended its pension plans to freeze all benefit accruals. The Company will continue to credit participants' account balances for interest until they receive their plan benefits. The plans were closed to new employees as of December 31, 2010. Substantially all of the Company's employees who meet certain specified conditions are eligible for benefits under group medical and dental plans, and postretirement health care and life insurance plans established by the Parent. The costs related to the plans incurred by the Parent on behalf of the Company's employees are allocated to the Company based on management's estimate of the Company's proportionate share of the related costs. The Company's allocated cost for the year ended December 31, 2011 was $1,763,399.

8. Fair Value Measurements

Fair Value Determination

As defined in the applicable accounting guidance, fair value is the price to sell an asset or transfer a liability in an orderly transaction between market participants in the Company's principal market. The Company has established and documented its process for determining the fair values of its assets and liabilities, where applicable. Fair value is based on quoted market prices, when available, for identical or similar assets or liabilities. In the absence of quoted market prices, management determines the fair value of the Company's assets and liabilities using pricing models or quoted prices of similar securities. Both of these approaches rely on market-based parameters, when available, or unobservable inputs. Unobservable inputs may be based on management's judgment, assumptions and estimates related to credit quality, liquidity, interest rates and other relevant inputs.

Valuation adjustments, such as those pertaining to counterparty and the Company's own credit quality and liquidity, may be necessary to ensure that assets and liabilities are recorded at fair value. Credit valuation adjustments are made when market pricing does not accurately reflect the counterparty's credit quality.

8. Fair Value Measurements (continued)

Management makes liquidity valuation adjustments to the fair value of certain assets to reflect the uncertainty in the pricing and trading of the instruments when they are unable to observe recent market transactions for identical or similar instruments. Liquidity valuation adjustments are based on the following factors:

- the amount of time since the last relevant valuation;
- whether there is an actual trade or relevant external quote available at the measurement date; and
- volatility associated with the primary pricing components.

The Company ensures that its fair value measurements are accurate and appropriate by relying upon various controls, including:

- an independent review and approval of valuation models;
- recurring detailed reviews of profit and loss; and
- a validation of valuation model components against benchmark data and similar products, where possible.

Management reviews any changes to its valuation methodologies to ensure they are appropriate and justified, and refines its valuation methodologies as more market-based data becomes available. The Company recognizes transfers between levels of the fair value hierarchy at the end of the reporting period.

Qualitative Disclosures of Valuation Techniques

- ***Trading Securities.*** Trading securities are classified as Level 1 when quoted market prices are available in an active market for the identical securities. Level 1 instruments include exchange-traded equity securities. Trading securities are classified as Level 2 if quoted prices for identical securities are not available, and the Company determines fair value using pricing models or quoted prices of similar securities. These instruments include money market securities, which are valued using the net asset value provided by the mutual fund companies where the positions are held.

8. Fair Value Measurements (continued)

Assets and Liabilities Measured at Fair Value on a Recurring Basis

Certain assets and liabilities are measured at fair value on a recurring basis in accordance with U.S. generally accepted accounting principles. The following table presents these assets and liabilities at December 31, 2011.

	December 31, 2011			
	Level 1	**Level 2**	**Level 3**	**Total**
Assets measured on a recurring bases				
Total assets on a recurring basis at fair value:				
Mutual funds	$ 77,185	$ –	$ –	$ 77,185
Money market accounts	–	23,223,406	–	23,223,406
Certificate of deposit	–	77,845	–	77,845
Total	$ 77,185	$ 23,301,251	$ –	$ 23,378,436

	December 31, 2011			
	Level 1	**Level 2**	**Level 3**	**Total**
Liabilities measured on a recurring bases				
Total liabilities on a recurring basis at fair value:				
Securities sold, but not yet purchased	$ 63	$ –	$ –	$ 63

Supplementary Information

Key Investment Services LLC

Schedule I

Computation of Net Capital Pursuant to Rule 15c3-1

Year Ended December 31, 2011

NET CAPITAL		
Total Member's interest qualified for net capital		$ 18,056,142
DEDUCTIONS AND OTHER CHARGES:		
Nonallowable assets:		
Furniture and equipment	$ (195,203)	
Prepaid expenses	(530,544)	
Securities not readily marketable	(77,845)	
Deferred tax assets	(1,647,483)	
Other assets	(640,600)	
		(3,091,675)
HAIRCUTS ON SECURITIES AND INVENTORY		(476,055)
NET CAPITAL		$ 14,488,412
AGGREGATE INDEBTEDNESS – Items included in statement of financial condition:		
Liabilities	$ 14,155,452	
Securities sold not yet purchased	(63)	
		$ 14,155,389
DIVIDED BY		15
MINIMUM NET CAPITAL REQUIREMENT		$ 943,693
MINIMUM DOLLAR REQUIREMENT		$ 250,000
NET CAPITAL REQUIREMENT		$ 943,693
EXCESS NET CAPITAL		$ 13,544,719
RATIO: AGGREGATE INDEBTEDNESS TO NET CAPITAL		0.98 TO 1

NOTE: The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2011 as filed on the amended Form X-17A-5 by the Company.

See accompanying Report of Independent Registered Public Accounting Firm.

Key Investment Services LLC

Schedule II

Statement Regarding Rule 15c3-3

December 31, 2011

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraphs (k)(2)(i) and (k)(2)(ii) of that Rule.

See accompanying Supplementary Report of Independent Registered Public Accounting Firm on Internal Controls.

Supplementary Report on Internal Controls

Ernst & Young LLP
Suite 1300
925 Euclid Avenue
Cleveland, OH 44115-1476

Tel: +1 216 861 5000
Fax: +1 216 583 2013
www.ey.com

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1)

The Member
Key Investment Services LLC

In planning and performing our audit of the financial statements of Key Investment Services LLC (the Company), as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting (internal control), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

1202-1333984

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be deficiencies, significant deficiencies, or material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 28, 2012

1202-1333984

ERNST & YOUNG

Ernst & Young LLP
Suite 1300
925 Euclid Avenue
Cleveland, OH 44115-1476

Tel: +1 216 861 5000
Fax: +1 216 583 2013
www.ey.com

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

The Member
Key Investment Services LLC

We have performed the procedures enumerated below, which were agreed to by the Member and management of Key Investment Services LLC (the Company), the Securities Investor Protection Corporation (SIPC), the Securities and Exchange Commission, and the Financial Industry Regulatory Authority, in accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934. We performed the procedures solely to assist the specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2011. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries including the general ledger and bank statements.

   There were no findings.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011 with the amounts reported in Form SIPC-7 for the year ended December 31, 2011.

   There were no findings.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers.

   There were no findings.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related supporting schedules and working papers supporting the adjustments.

   There were no findings.

ERNST & YOUNG

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2011. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 28, 2012

OATH OR AFFIRMATION

I, Matt Gulla, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Key Investment Services LLC, as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Security accounts of principal officers and directors are classified as customer accounts (debits $0, credits $0)

CLAIRE PILDNER
Notary Public, State of Ohio
My Commission Expires March 28, 2015

Matt Gulla 2/27/12
Signature

Chief Financial Officer
Title

Claire Pildner
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [ ] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended December 31, 20 11

(Read carefully the instructions in your Working Copy before completing this Form)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

066999 FINRA DEC
KEY INVESTMENT SERVICES LLC 18*18
MAILCODE OH-01-49-3TBC
ATTN: GARY MAROUSEK
4900 TIEDEMAN RD # OH-01-493TBC
BROOKLYN OH 44114-2338

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Matt Gulla 216-813-6033

2. A. General Assessment (item 2e from page 2) $28,271

B. Less payment made with SIPC-6 filed (exclude interest) (15,011)

7/19/11
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 13,260

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $13,260

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $13,260

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Key Investment Services LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the 10 day of February, 20 12.

Chief Financial Officer
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked ______ Received ______ Reviewed ______

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning January 1, 2011 and ending December 31, 2011
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$76,542,655
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0
(2) Net loss from principal transactions in securities in trading accounts.	0
(3) Net loss from principal transactions in commodities in trading accounts.	0
(4) Interest and dividend expense deducted in determining item 2a.	0
(5) Net loss from management of or participation in the underwriting or distribution of securities.	0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	0
(7) Net loss from securities in investment accounts.	4,957
Total additions	76,547,612
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	65,075,425
(2) Revenues from commodity transactions.	0
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	163,715
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	65,239,140
2d. SIPC Net Operating Revenues	$11,308,472
2e. General Assessment @ .0025	$28,271

(to page 1, line 2.A.)

SIPC-7 Instructions

This form is to be filed by all members of the Securities Investor Protection Corporation whose fiscal years end in 2011 and annually thereafter. The form together with the payment is due no later than 60 days after the end of the fiscal year, or after membership termination. Amounts reported herein must be readily reconcilable with the member's records and the Securities and Exchange Commission Rule 17a-5 report filed. Questions pertaining to this form should be directed to SIPC via e-mail at form@sipc.org or by telephoning 202-371-8300.

A. For the purposes of this form, the term "SIPC Net Operating Revenues" shall mean gross revenues from the securities business as defined in or pursuant to the applicable sections of the Securities Investor Protection Act of 1970 ("Act") and Article 6 of SIPC's bylaws (see page 4), less item 2c(9) on page 2.

B. Gross revenues of subsidiaries, except foreign subsidiaries, are required to be included in SIPC Net Operating Revenues on a consolidated basis except for a subsidiary filing separately as explained hereinafter.

If a subsidiary was required to file a Rule 17a-5 annual audited statement of income separately and is also a SIPC member, then such subsidiary must itself file SIPC-7, pay the assessment, and should not be consolidated in your SIPC-7.

SIPC Net Operating Revenues of a predecessor member which are not included in item 2a, were not reported separately and the SIPC assessments were not paid thereon by such predecessor, shall be included in item 2b(1).

C. Your General Assessment should be computed as follows:

(1) Line 2a For the applicable period enter total revenue based upon amounts reported in your Rule 17a-5 Annual Audited Statement of Income prepared in conformity with generally accepted accounting principles applicable to securities brokers and dealers. or if exempted from that rule, use X-17A-5 (FOCUS Report) Line 12, Code 4030.

(2) Adjustments The purpose of the adjustments on page 2 is to determine SIPC Net Operating Revenues.

(a) Additions Lines 2b(1) through 2b(7) assure that assessable income and gain items of SIPC Net Operating Revenues are totaled, unreduced by any losses (e.g., if a net loss was incurred for the period from all transactions in trading account securities, that net loss does not reduce other assessable revenues). Thus, line 2b(4) would include all short dividend and interest payments including those incurred in reverse conversion accounts, rebates on stock loan positions and repo interest which have been netted in determining line 2(a).

(b) Deductions Line 2c(1) through line 2c(9) are either provided for in the statue, as in deduction 2c(1), or are allowed to arrive at an assessment base consisting of net operating revenues from the securities business. For example, line 2c(9) allows for a deduction of either the total of interest and dividend expense (not to exceed interest and dividend income), as reported on FOCUS line 22/PART IIA line 13 (Code 4075), plus line 2b(4) or 40% of interest earned on customers' securities accounts (40% of FOCUS Line 5 Code 3960). Be certain to complete both line (i) and (ii), entering the greater of the two in the far right column. Dividends paid to shareholders are not considered "Expense" and thus are not to be included in the deduction. Likewise, interest and dividends paid to partners pursuant to the partnership agreements would also not be deducted.

If the amount reported on line 2c (8) aggregates to $100,000 or greater, supporting documentation must accompany the form that identifies these deductions. Examples of support information include; contractual agreements, prospectuses, and limited partnership documentation.

(i) Determine your SIPC Net Operating Revenues, item 2d, by adding to item 2a, the total of item 2b, and deducting the total of item 2c.

(ii) Multiply SIPC Net Operating Revenues by the applicable rate. Enter the resulting amount in item 2e and on line 2A of page 1.

(iii) Enter on line 2B the assessment due as reflected on the SIPC-6 previously filed.

(iv) Subtract line 2B and 2C from line 2A and enter the difference on line 2D. This is the balance due for the period.

(v) Enter interest computed on late payment (if applicable) on line 2E.

(vi) Enter the total due on line 2F and the payment of the amount due on line 2G.

(vii) Enter overpayment carried forward (if any) on line 2H.

D. Any SIPC member which is also a bank (as defined in the Securities Exchange Act of 1934) may exclude from SIPC Net Operating Revenues dividends and interest received on securities in its investment accounts to the extent that it can demonstrate to SIPC's satisfaction that such securities are held, and such dividends and interest are received, solely in connection with its operations as a bank and not in connection with its operations as a broker, dealer or member of a national securities exchange. Any member who excludes from SIPC Net Operating Revenues any dividends or interest pursuant to the preceding sentence shall file with this form a supplementary statement setting forth the amount so excluded and proof of its entitlement to such exclusion.

E. Interest on Assessments. If all or any part of assessment payable under Section 4 of the Act has not been postmarked within 15 days after the due date thereof, the member shall pay, in addition to the amount of the assessment, interest at the rate of 20% per annum on the unpaid portion of the assessment for each day it has been overdue.

F. Securities and Exchange Commission Rule 17a-5(e) (4) requires those who are not exempted from the audit requirement of the rule and whose gross revenues are in excess of $500,000 to file a supplemental independent public accountants report covering this SIPC-7 no later than 60 days after their fiscal year ends.

Mail this completed form to SIPC together with a check for the amount due, made payable to SIPC, using the enclosed return PO BOX envelope. If you would like to wire the assessment payment please fax a copy of the assessment form to (202)-371-6728 or e-mail a copy to form@sipc.org and request wire instructions.

From Section 16(9) of the Act:
The term "gross revenues from the securities business" means the sum of (but without duplication)—

(A) commissions earned in connection with transactions in securities effected for customers as agent (net of commissions paid to other brokers and dealers in connection with such transactions) and markups with respect to purchases or sales of securities as principal;

(B) charges for executing or clearing transactions in securities for other brokers and dealers;

(C) the net realized gain, if any, from principal transactions in securities in trading accounts;

(D) the net profit, if any, from the management of or participation in the underwriting or distribution of securities;

(E) interest earned on customers' securities accounts;

(F) fees for investment advisory services (except when rendered to one or more registered investment companies or insurance company separate accounts) or account supervision with respect to securities;

(G) fees for the solicitation of proxies with respect to, or tenders or exchanges of, securities;

(H) income from service charges or other surcharges with respect to securities;

(I) except as otherwise provided by rule of the Commission, dividends and interest received on securities in investment accounts of the broker or dealer;

(J) fees in connection with put, call, and other options transactions in securities;

(K) commissions earned for transactions in (i) certificates of deposit, and (ii) Treasury bills, bankers acceptances, or commercial paper which have a maturity at the time of issuance of not exceeding nine months, exclusive of days of grace, or any renewal thereof, the maturity of which is likewise limited, except that SIPC shall by bylaw include in the aggregate of gross revenues only an appropriate percentage of such commissions based on SIPC's loss experience with respect to such instruments over at least the preceding five years; and

(L) fees and other income from such other categories of the securities business as SIPC shall provide by bylaw.

Such term includes revenues earned by a broker or dealer in connection with a transaction in the portfolio margining account of a customer carried as securities accounts pursuant to a portfolio margining program approved by the Commission. Such term does not include revenues received by a broker or dealer in connection with the distribution of shares of a registered open end investment company or unit investment trust or revenues derived by a broker or dealer from the sales of variable annuities, the business of insurance, or transactions in security futures products.

From Section 16(14) of the Act:
The term "Security" means any note, stock, treasury stock, bond, debenture, evidence of indebtedness, any collateral trust certificate, preorganization certificate or subscription, transferable share, voting trust certificate, certificate of deposit, certificate of deposit for a security, or any security future as that term is defined in section 78c(a)(55)(A) of this title, any investment contract or certificate of interest or participation in any profit-sharing agreement or in any oil, gas or mineral royalty or lease (if such investment contract or interest is the subject of a registration statement with the Commission pursuant to the provisions of the Securities Act of 1933 [15 U.S.C. 77a et seq.]), any put, call, straddle, option, or privilege on any security, or group or index of securities (including any interest therein or based on the value thereof), or any put, call, straddle, option, or privilege entered into on a national securities exchange relating to foreign currency, any certificate of interest or participation in, temporary or interim certificate for, receipt for, guarantee of, or warrant or right to subscribe to or purchase or sell any of the foregoing, and any other instrument commonly known as a security. Except as specifically provided above, the term "security" does not include any currency, or any commodity or related contract or futures contract, or any warrant or right to subscribe to or purchase or sell any of the foregoing.

From SIPC Bylaw Article 6 (Assessments):
Section 1(f):
The term "gross revenues from the securities business" includes the revenues in the definition of gross revenues from the securities business set forth in the applicable sections of the Act.

Section 3:
For purpose of this article:
(a) The term "securities in trading accounts" shall mean securities held for sale in the ordinary course of business and not identified as having been held for investment.
(b) The term "securities in investment accounts" shall mean securities that are clearly identified as having been acquired for investment in accordance with provisions of the Internal Revenue Code applicable to dealers in securities.
(c) The term "fees and other income from such other categories of the securities business" shall mean all revenue related either directly or indirectly to the securities business except revenue included in Section 16(9)(A)-(L) and revenue specifically excepted in Section 4(c)(3)(C)[Item 2c(1), page 2].

Note: If the amount of assessment entered on line 2e of SIPC-7 is greater than 1/2 of 1% of "gross revenues from the securities business" as defined above, you may submit that calculation along with the SIPC-7 form to SIPC and pay the smaller amount, subject to review by your Examining Authority and by SIPC.

SIPC Examining Authorities:

ASE American Stock Exchange, LLC
CBOE Chicago Board Options Exchange, Incorporated
CHX Chicago Stock Exchange, Incorporated
FINRA Financial Industry Regulatory Authority
NYSE, Arca, Inc.
NASDAQ OMX PHLX
SIPC Securities Investor Protection Corporation